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April 30, 2021	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Kasey Robinson, Tim Buchmiller, Division of Corporation Finance, Office of Life Sciences

Re:	Cyteir Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted March 26, 2021

CIK No. 0001662244

Ladies and Gentlemen:

On behalf of Cyteir Therapeutics, Inc. (the “Company”), we hereby transmit via EDGAR for public filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the above referenced draft registration statement (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated April 22, 2021 (the “Comment Letter”) regarding the Registration Statement, as well as certain other updated information. Marked copies, which show changes from the draft Registration Statement as confidentially submitted on March 26, 2021, are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company and its stockholders.

Comment 1: We note your statements throughout your filing that you believe CYT-0851 potentially may be a “first-in-class” oral small molecule inhibitor of RAD51-mediated HR. Since these statements could be interpreted as implying an expectation of regulatory approval, and given the stage of development, and your acknowledgement that obtaining FDA approval is inherently uncertain, these statements would appear to be premature. Please revise these statements as appropriate.

Response to Comment 1: The Company has revised pages 1, 4, 69, 83 and 85 of the Registration Statement to delete references to the Company’s product candidates as “first-in-class” in response to the Staff’s comment 1 and has replaced this disclosure with a statement that, to the Company’s knowledge, CYT-0851 is the only drug with the mechanism of action of CYT-0851 in clinical development.

Comment 2: Please revise your intention to “rapidly” advance CYT-0851 through clinical development and regulatory approval. Given the length of time it takes to conduct clinical trials and the frequency with which clinical trials fail to meet trial endpoints, any indications that you will be able to perform them rapidly appears premature.

Response to Comment 2: The Company has revised pages 3, 5, 84, 86 and 110 of the Registration Statement to delete references to rapid advancement of the Company’s product candidates in response to the Staff’s comment 2.

Comment 3: We note the statement that your product candidate demonstrated a “tolerable safety profile.” Since findings of safety or efficacy are solely within the authority of the FDA or similar foreign regulators, please revise to remove any statements that suggest the safety and efficacy of your candidates. Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy.

Response to Comment 3: The Company has revised pages 4 and 85 of the Registration Statement to remove references to the tolerable safety profile in response to the Staff’s comment 3.

Comment 4: Please include brief disclosure regarding the current status of your intellectual property rights in your prospectus summary. Please include in that summary whether you have composition of matter protection on CYT-0851 and disclose, if true, that you do not currently have any patent protections on CYT-1853.

Response to Comment 4: The Company has revised page 4 of the Registration Statement to include the requested disclosure in response to the Staff’s comment 4. The revised disclosure on page 4 clarifies that the three patent applications related to CYT-1853 are currently pending and have not yet been issued, which detail is also reflected in the table on page 112 of the Registration Statement.

Comment 5: Please revise your product pipeline table here and in the Business section as follows: (i) replace the term “Pivotal” with “Phase 3.” If “Pivotal” is intended to mean something other than Phase 3, please provide disclosure to clarify; and (ii) with respect to CYT-1853, include separate columns for the Phase 1 and Phase 2 trials or tell us the basis for your belief that you will be able to conduct Phase 1/2 trials for this product candidate. In this regard, we note your disclosure that you plan to file an IND for this product candidate in 2022.

Response to Comment 5: The Company has revised the pipeline graphic appearing on pages 3 and 84 of the Registration Statement in response to the Staff’s comment 5 to note that the Company’s “Pivotal” trial could be a Phase 2 registrational trial or a Phase 3 trial, if the Phase 1/2 data warrant and subject to FDA agreement.

The Company supplementally advises the Staff that progression from an initial Phase 1/2 trial (as opposed to a Phase 1 followed by a separate Phase 2) to a pivotal Phase 2 or Phase 3 is an accepted path for cancer therapeutics generally, and, in the Company’s view, would be familiar to investors in this area. As of the date of this letter, based on a sampling of data available on www.clinicaltrials.gov, the Company estimates that greater than 300 clinical trials are currently underway for oncology therapeutics employing a combined Phase 1/2 trial as the first in human trial. Furthermore, this design is consistent with the guidance published by the Office of Hematology and Oncology Drug Products in the Center for Drug Evaluation and Research (CDER) in cooperation with the Center for Biologics Evaluation and Research (CBER) at the FDA, which provides justification for permitting multiple expansion cohort first-in-human trials to expedite development by permitting drug development companies to proceed from initial determination of a potentially effective dose (typically determined in Phase 1 trials) to individual cohorts that have trial objectives typical of phase 2 trials (i.e., to estimate anti-tumor activity). See U.S. Food & Drug Administration, Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics Guidance for Industry (August 2018). With respect to the presentation of CYT-1853’s development in the chart (in response to item (ii) above), the Company advises the Staff that the same regulatory pathway for potential FDA approval that has been used for CYT-0851 (beginning with a Phase 1/2 and progressing to a pivotal Phase 2 or Phase 3) is anticipated for CYT-1853.

Comment 6: We note the disclosure that your analysis was based on ten patients that were considered response-evaluable, and that you observed preliminary evidence of clinical benefit with four patients achieving stable disease, and two patients with diffuse large B-cell lymphoma and soft tissue sarcoma achieving a partial response. Please disclose in your prospectus summary the observed results for all ten patients and disclose if this analysis was found to be statistically significant (including, if so, a p-value).

Response to Comment 6: The Company has revised pages 4 and 85 of the Registration Statement to disclose observed results for all ten patients in response to the Staff’s comment 6. The Company supplementally advises the Staff that statistical significance is not applicable in this context because there were no control patients against which the observed results could be compared.

Comment 7: Without making conclusions regarding safety or efficacy, please define the term “therapeutic index” when first used so that an investor not familiar with this term may understand its meaning.

Response to Comment 7: The Company has revised page 4 of the Registration Statement to define therapeutic index in response to the Staff’s comment 7.

Comment 8: Please revise to provide an estimate of how far in the clinical development process for CYT-0851 and CYT-1853 the allocated proceeds of the offering will enable you to reach. If any material amounts of other funds are necessary to complete your clinical trials for these candidates, please revise your disclosure to state the amounts and the sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response to Comment 8: The Company has revised pages 8 and 61 of the Registration Statement to disclose the Company’s estimate of how far the proceeds of the offering will enable each program to reach in response to the Staff’s comment 8. In addition, the Company has revised page 61 of the Registration Statement to disclose that substantial additional capital would be required to complete a registrational trial for CYT-1853 and the potential sources of such additional capital.

Comment 9: We note that you utilized a valuation expert to determine your enterprise value. Please tell us the nature and extent of the valuation expert’s involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S-1 along with a consent from the valuation expert once the Form S-1 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify. Disclose the valuation methodologies used and nature of material assumptions used within those methodologies.

Response to Comment 9: The Company has revised page 79 of the Registration Statement in response to the Staff’s comment 9.

Comment 10: Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response to Comment 10: The Company has revised pages 112 and 113 of the Registration Statement in response to the Staff’s comment 10 to present the requested detail in tabular form alongside the corresponding narrative.

Comment 11: We note your disclosure in footnotes 2, 5 and 7. Please ensure that you have identified the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.

Response to Comment 11: The Company has revised pages 158 and 159 of the Registration Statement in response to the Staff’s comment 11 with respect to footnotes 2 and 5.

With respect to footnote 7 on page 159, the Company understands from Venrock Associates VII, L.P. and Venrock Partners VII, L.P. (each, a “Venrock Fund” and, together, the “Venrock Funds”) that no natural person has the individual right to control (or block) voting or investment decisions on behalf of each Venrock Fund and, in each case, the group of natural persons involved in voting or investment decisions on behalf of each Venrock Fund exceeds three persons. Consistent with the Staff’s guidance in The Southland Corporation No-Action Letter (July 8, 1987), the Venrock Funds have informed the Company that they do not believe that any natural person should be deemed a beneficial owner within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the shares held by each Venrock Fund. Instruction 2 to Item 403 of Regulation S-K specifies that the disclosure required to be included in the Registration Statement pursuant to Item 403(a) of Regulation S-K regarding each beneficial owner of more than five percent of any class of the Company’s voting securities shall be determined in accordance with Rule 13d-3 under the Exchange Act. As such, it is the Company’s view and that of the Venrock Funds that, within the meaning of Rule 13d-3, there are no natural persons who beneficially own the shares of the Company’s common stock identified as beneficially owned by the Venrock Funds in the Registration Statement.

Comment 12: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 12: The Company advises the Staff that it will supplementally provide any written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act.

Comment 13: Please revise your pipeline table and other graphics throughout your filing to ensure that the text in all graphics, including footnotes, is legible. By way of example, we refer to the graphics on page 95.

Response to Comment 13: The Company has revised pipeline table and other graphics on pages 2, 3, 84, 89, 92, 95 and 102 of the Registration Statement in response to the Staff’s comment 13.

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Please do not hesitate to call me at 617-951-7826 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Markus Renschler, M.D. (Cyteir Therapeutics, Inc.)

Andrew Gengos (Cyteir Therapeutics, Inc.)

Tara Fisher (Ropes & Gray LLP)